UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )

TetraLogic Pharmaceuticals Corporation

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

88165U 109

(CUSIP Number)

Geode Capital Management LP

One Post Office Square, 20th Floor

Boston, MA 02109

1-800-777-6757

Attn: Chief Operating Officer

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 2, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 88165U 109

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Geode Capital Management LP

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 (1)

	8	Shared Voting Power 0 (1)

	9	Sole Dispositive Power 0 (1)

	10	Shared Dispositive Power 0 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0% (1), (2)

14	Type of Reporting Person (See Instructions) IA

(1)         See Item 4.

(2)         The percent of class is calculated based on 24,769,083 shares of Common Stock issued and outstanding as of October 28, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016, and filed with the SEC on November 3, 2016.

Item 1.         Security and Issuer.

The name of the issuer is TetraLogic Pharmaceuticals Corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is P.O. Box 1305, Paoli, PA 19355.  This Schedule 13D relates to the Issuer’s Common Stock, $0.0001 par value per share (the “Common Stock”).

Item 2.                     Identity and Background

(a)                                 This Schedule 13D is being filed by Geode Capital Management LP, a Delaware limited partnership (the “Reporting Person”) and the names of each of the officers and directors and control persons are set forth in Exhibit A hereto (collectively, the “Control Persons”).

(b)                                 The principal business address of the Reporting Person is: One Post Office Square, 20th Floor, Boston, MA 02109.

The principal business addresses of the Control Persons are set forth in Exhibit A hereto.

(c)                                  The Reporting Person is an investment adviser.  The principal occupation of the Control Persons are set forth on Exhibit A.

(d)                                 None of the Reporting Person or Control Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  None of the Reporting Person or Control Persons have, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   See Item 2(a) and Exhibit A.

Item 3.                     Source and Amount of Funds or Other Considerations

The source of funding for the purchase of the Senior Notes (as defined in Item 4) held by the Reporting Person was the general working capital of the purchaser it advises, Geode Diversified Fund (the “Purchaser”).

Item 4.                     Purpose of Transaction

As of November 2, 2016, Whitebox Relative Value Partners L.P, Whitebox Multi-Strategy Partners L.P., Pandora Select Partners, L.P., Whitebox GT Fund L.P., Lazard Asset Management LLC, Linden Advisors LP, Nomura Securities International, Inc., Telemetry Securities LLC, Geode Diversified Fund,  Hudson Bay Capital Management LP, Highbridge International LLC, Highbridge Tactical Credit & Convertible Master Fund, L.P., and State of New Jersey Common Pension Fund D (together, the “Noteholders”) held 100% of the Issuer’s 8% Convertible Senior Notes due 2019 outstanding (the “Senior Notes”), in an aggregate principal amount of $43,750,000.  Under the Indenture, dated as of June 23, 2014 between the Issuer, and U.S. Bank National Association, a national banking association, as trustee (the “Indenture”), prior to February 15, 2019, the Senior Notes are convertible into shares of Common Stock at the option of the holder only upon the satisfaction of certain conditions precedent, including, without limitation if a transaction or event that would, if consummated, constitute a Fundamental Change occurs prior to February 15, 2019.  A Fundamental Change includes, among other things, the sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Issuer and its subsidiaries, taken as a whole.  The Senior Notes convert into Common Stock at a conversion rate of 148.3019 shares of Common Stock per $1,000 in aggregate principal amount of Senior Notes, subject to adjustment as set forth in the Indenture.

On November 2, 2016, the Issuer and its wholly-owned subsidiary TetraLogic Research and Development Corporation entered into a definitive asset purchase agreement (the “APA”) to, subject to closing conditions, sell the Business (as defined below) (the “Asset Sale”) to Medivir AB, a publicly traded Swedish company (Nasdaq Stockholm: MVIR) ( “Medivir”). Under the APA, the Issuer agreed to sell substantially all of the assets relating to the research, development, manufacture and commercialization of SMAC mimetics and HDAC inhibitors, including birinapant and SHP-141 (the “Business”) to Medivir for a purchase price of (i) $12 million payable in cash at closing plus an amount equal to the aggregate expense payable to INC Research, LLC to complete the SHAPE CTCL Phase II ongoing trial currently estimated to be $275,000 (the “Closing Payment”), plus (ii) milestone payments and earn-out payments, subject to the satisfaction of certain contingencies, as further described in the APA.

The Asset Sale, if consummated, would constitute a Fundamental Change under the Indenture.  On November 2, 2016, the Senior Notes held by the Reporting Person on behalf of the Purchaser, as of November 2, 2016, in an aggregate principal amount of $4,500,000 became convertible, at the option of the Reporting Person, into 667,358 shares of Common Stock, representing 2.6% of the Common Stock of the Issuer.  For the purpose of calculating the percent of class, the Issuer’s issued and outstanding shares of Common Stock was 24,769,083 shares of Common Stock as of October 28, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016.

On November 2, 2016, the Issuer entered into a binding letter agreement (the “Debt Exchange Term Sheet”) with the Noteholders pursuant to which the Issuer and the Noteholders agreed to enter into an Exchange and Consent Agreement (the “Exchange Agreement” and together with the Debt Exchange Term Sheet, the “Exchange Documents”) to exchange $2.2 million in aggregate principal amount of the Senior Notes for 12,222,225 shares of newly issued series A convertible participating preferred stock of the Issuer (the “Preferred Stock”). Following the consummation of the Note Exchange, approximately $41,550,000 in aggregate principal amount of the Senior Notes (the “Remaining Senior Notes”) will remain outstanding.

On November 14, 2016, the Issuer and each of the Noteholders entered into Exchange Agreements to effect the note exchange described in the preceding paragraph (the “Note Exchange”).  The Note Exchange is expected to be consummated within three business days of the effective date of the Exchange Agreement.  Under the Exchange Agreement, the Reporting Person, acting on behalf of the Purchaser, has agreed to exchange $226,286 in aggregate principal amount of Senior Notes for 1,257,144 shares of Preferred Stock in the Note Exchange.

In accordance with the terms of the Certificate of Designations for the Preferred Stock, the Preferred Stock may only be converted into Common Stock, at the option of the holder during the period commencing on the business day immediately following the later of the date upon which (i) the shares of Common Stock have been deregistered under the Act, and (ii) the Company receives a milestone or earn-out payment pursuant to Section 3.2 or Section 3.3 of the APA (or other payment in lieu thereof).

Pursuant to the Exchange Documents, the Noteholders agreed to: (i) the Exchange as set forth in the Exchange Agreement, (ii) the consummation of the Asset Sale (including voting their shares of Preferred Stock in favor of such Asset Sale), and (iii) the Issuer’s use of $12 million of the Closing Payment to pay the outstanding amounts due under the Remaining Senior Notes in the first instance.

Pursuant to the Exchange Documents, the Noteholders also agreed (i) to waive any put right for their Senior Notes related to the Asset Sale or a suspension of trading and delisting of the Common Stock from The Nasdaq Global Market as well as any right to receive cash payments of the interest on the Senior Notes, and agreed instead that such interest will continue to accrue until paid and (ii) to extend the maturity date of the Remaining Senior Notes until June 15, 2024. These waivers and extension will automatically terminate and be of no further force and effect as if they had never been provided if the APA is terminated or the Asset Sale is not completed for any reason.

Pursuant to the Exchange Agreements, each Noteholder also agreed to waive its right to convert any of the principal amount of the Senior Notes into shares of Common Stock pursuant to Article 11 of the Indenture unless and until the date upon which the Company receives a milestone or earn-out payment pursuant to Section 3.2 or Section 3.3 of the APA (or other payment in lieu thereof).

Upon the closing of the Asset Sale, the Noteholders and the Issuer will enter into a supplemental indenture to permanently waive or otherwise amend the indenture for the Senior Notes to reflect these waivers and extension.

The summaries of the Exchange Documents are not complete, and are qualified in their entirety by reference to the texts of the agreements, which are referenced as Exhibits to this Schedule 13D.

Item 5.                     Interest in Securities of the Issuer

(a)                                 Shares held by the Reporting Person

On November 2, 2016, the Reporting Person may have been deemed to be the beneficial owner of 667,358 shares of Common Stock issuable upon the conversion of $4,500,000 in aggregate amount of Senior Notes held by the Purchaser, constituting 2.6% of the shares of Common Stock of the Issuer.

As a result of waiving the conversion rights with respect to the Senior Notes pursuant to the Exchange Agreement on November 14, 2016, the Reporting Person is no longer deemed to be the beneficial owner of any shares of Common Stock.

For the purpose of calculating the percent of class, the Issuer’s issued and outstanding Common Stock was 24,769,083 shares of Common Stock as of October 28, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016 and filed with the SEC on November 3, 2016.

Shares held by the Other Parties

As a result of entering into the Debt Exchange Term Sheet, the Reporting Person may be deemed to have formed a “group” with each the other Noteholders and/or certain affiliates of each of such parties (the “Other Parties” and together with the Reporting Person, the “Parties”) for purposes of Section 13(d) of the Exchange Act and Rule 13d thereunder.

On November 2, 2016, the Other Parties may have been deemed to be the beneficial owners of an aggregate of 5,820,849 shares of Common Stock issuable upon the conversion of $39,250,000 in aggregate amount of Senior Notes held by the Other Parties, constituting 19.0% of the shares of Common Stock of the Issuer.

If the Reporting Person were deemed to have formed a “group” with each of the Other Parties for purposes of Section 13(d) of the Act, and Rule 13d thereunder, on November 2, 2016, the

Reporting Person may have been deemed to be the beneficial owner of the shares of Common Stock held by the Other Parties, and may have been deemed to be the beneficial owner of the shares of Common Stock issuable upon the conversion of the Senior Notes held by the Other Parties.  As a result, if the Reporting Person were deemed to have formed a “group” with each of the Other Parties for purposes of Section 13(d) of the Act, and Rule 13d thereunder, on November 2, 2016, the Reporting Person may have been deemed to be the beneficial owner of an aggregate of 6,488,208 shares of Common Stock issuable upon conversion of the Senior Notes in an aggregate principal amount of $43,750,000 held by the Noteholders, constituting 20.8% of the Common Stock of the Issuer.  The Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock referred to in this Schedule 13D (other than the Purchaser’s shares as described in this Schedule 13D), and the inclusion of the Other Parties’ shares in this Schedule 13D shall not be deemed to be an admission of beneficial ownership of such reported shares for purposes of Section 13(d) of the Act or for any other purpose.

As a result of waiving their conversion rights with respect to the Senior Notes pursuant to the Exchange Agreement on November 14, 2016, the Other Parties are no longer deemed to be the beneficial owners of any shares of Common Stock.

For the purpose of calculating the percent of class, the Issuer’s issued and outstanding shares of Common Stock was 24,769,083 shares of Common Stock as of October 28, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016 and filed with the SEC on November 3, 2016.

Information with respect to the beneficial ownership of shares of Common Stock by the Other Parties, the identity and background of each of the Other Parties and persons related to them and related information should be contained in Schedules 13D, filed by each of the Other Parties. The Reporting Person has no responsibility for the accuracy or completeness of any information given with respect to any other person or entity, including, without limitation, each of the Other Parties. Any disclosures made herein with respect to any person or entity other than the Reporting Person are made on information and belief.

(b)                                 Shares held by Reporting Person

The Reporting Person does not have the sole or shared power to vote or direct the vote of or to dispose of or to direct the disposition of any shares of Common Stock.  See Item 5(a).

Shares held by the Other Parties

The Other Parties do not have the sole or shared power to vote or direct the vote of or to dispose of or to direct the disposition of any shares of Common Stock.  See Item 5(a).

(c)                                  On November 14, 2016, pursuant to the Exchange Agreement, the Reporting Person has agreed to exchange $226,286 in aggregate principal amount of the Senior Notes for 1,257,144 shares of Preferred Stock, as described below:

Name of Reporting Person	Aggregate Amount of Senior Notes Converted	Number of Shares of Preferred Stock	Amount of Remaining Senior Notes
Geode Diversified Fund	$226,86	$1,257,144	$4,273,714

As a result of waiving the conversion rights with respect to the Senior Notes pursuant to the Exchange Agreement on November 14, 2016 and the Certificate of Designations for the Preferred Stock, Senior Notes and the Preferred Stock are not currently convertible at the option of the Reporting Person into shares of Common Stock.   See Item 4.

On October 6, 2016, Geode Diversified Fund sold $750,000 of Senior Notes at a price of $8.75 via Leerink Swann as broker.

On September 23, 2016, Geode Diversified Fund purchased $2,500,000 of Senior Notes at a price of $4.25 via Leerink Swann as broker.

All transactions effected by the Other Parties during the past 60 days should be contained in Schedules 13D, as amended (as applicable), filed by each of the Other Parties. The Reporting Person has no responsibility for the accuracy or completeness of any information given with respect to any other person or entity, including, without limitation, the Other Parties. Any disclosure made herein with respect to any person or entity other than the Reporting Person are made on information and belief.

(d)                                 N/A

(e)                                  On November 14, 2016, the Parties ceased to beneficially own any shares of Common Stock and as a result, any “group” that may have deemed to have been formed on November 2, 2016, among the Parties for purposes of Section 13(d) of the Act, and Rule 13d thereunder was ceased on November 14, 2016.

Item 6.                     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Items 1 through 7 of this Schedule 13D, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the Reporting Person and any other person with respect to the Common Stock or any securities of the Issuer.

Item 7.                     Material to Be Filed as Exhibits

Exhibit A:  Control Persons of the Reporting Person

Exhibit B:  Debt Exchange Agreement, dated November 2, 2016 (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by TetraLogic Pharmaceuticals Corporation on November 2, 2016)

Exhibit C:  Exchange Agreement, dated November 14, 2016 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by TetraLogic Pharmaceuticals Corporation on November 14, 2016)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2016	Geode Capital Management LP

	By:	/s/ Jeffrey S. Miller
Name: Jeffrey S. Miller
Title: Chief Operating Officer

Attention: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A

CONTROL PERSONS

The name, business address, present principal employment and citizenship of each director, executive officer and control person of the Reporting Person is set forth below.

Name	Relationship with Geode; Principal Occupation	Citizenship/Domicile
Vincent C. Gubitosi	President & Chief Investment Officer of Geode	U.S.
Joseph L. Ciardi	Chief Compliance Officer of Geode	U.S.
Sorin C. Codreanu	Chief Financial Officer of Geode	U.S.
Jeffrey S. Miller	Chief Operating Officer of Geode	U.S.
Matthew J. Nevins	Secretary & General Counsel of Geode	U.S.
Albert Francke	Geode Director; Attorney	U.S.
John F. Haley	Geode Director; Financial Services Executive	U.S.
Franklin C. Kenly	Geode Director	U.S.
Caleb Loring	Geode Director; Private Trustee	U.S.
Arlene Rockefeller	Geode Director; Advisor	U.S.
Eric D. Roiter	Geode Director; Law Professor	U.S.
Jennifer S. Uhrig	Geode Director; Financial Services Executive	U.S.
Geode Capital Management, LLC	Direct owner and general partner of Geode Capital Management LP	U.S.
Geode Capital Holdings LLC	Indirect majority owner of of voting securities	U.S.
Geode Holdings Trust	Indirect majority holder of voting securities	U.S.
Nolly Corley	Trustee of Geode Holdings Trust; Attorney	U.S.

All addresses, except Geode Holdings Trust and Nolly Corley:

c/o Geode Capital Management LP, One Post Office Square, 20th Floor, Boston, MA 02109

Address for Geode Holdings Trust and Nolly Corley:

c/o Austin & Corley, 80 Washington Street, Building S, Norwell, MA 02061